SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Expro Group Holdings N.V. (f/k/a Frank's International N.V.)
(Name of Issuer)

Common Stock, €0.06 nominal value per share
(Title of Class of Securities)

N3144W105
(CUSIP Number)

Gregory S. Rubin
Oak Hill Advisors, L.P.
One Vanderbilt Avenue – 16th Floor
New York, NY 10017

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N3144W105	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Oak Hill Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,895,891 shares of Common Stock (including options to purchase 198,154 shares of Common Stock) 44,770 restricted stock units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,895,891 shares of Common Stock (including options to purchase 198,154 shares of Common Stock) 44,770 restricted stock units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,895,891 shares of Common Stock (including options to purchase 198,154 shares of Common Stock) 44,770 restricted stock units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. N3144W105	SCHEDULE 13D/A	Page 3 of 6 Pages

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned on October 12, 2021 with respect to the shares of Common Stock of the Issuer (the “Original Schedule 13D” and, together with Amendment No. 1, the “Schedule 13D”). This Amendment No. 1 amends the Original Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

This Schedule 13D is being filed on behalf of Oak Hill Advisors, L.P., a Delaware limited partnership (“OHA” or, the “Reporting Person”), as investment adviser to certain funds and client accounts (directly or through an affiliate) (together, the “Oak Hill Advisory Entities”), with respect to the shares of Common Stock directly held by the Oak Hill Advisory Entities.

OHA is a subsidiary business of T. Rowe Price Associates, Inc. (“TRP”).  OHA’s beneficial ownership does not include any shares that may be beneficially owned by TRP.

Glenn R. August, a United States citizen, is the Founder and Chief Executive Officer of OHA.

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the business office of the Reporting Person is One Vanderbilt Avenue, 16th Floor, New York, New York 10017.

(c)	The principal business of OHA is serving as an investment adviser to the Oak Hill Advisory Entities.

(d)-(e)	During the last five (5) years, the Reporting Person has not: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	OHA is a Delaware limited partnership.

CUSIP No. N3144W105	SCHEDULE 13D/A	Page 4 of 6 Pages

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following:

On January 12, 2023, the Oak Hill Advisory Entities, as selling shareholders, entered into an underwriting agreement (the “Underwriting Agreement”) by and among the Issuer and Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters named therein (the “Underwriters”), with respect to an underwritten public offering of Common Stock (the “Secondary Offering”). In connection with the Secondary Offering, which closed on January 18, 2023, the Oak Hill Advisory Entities sold 9,200,000 shares of Common Stock at a price of $16.50 per share. The Issuer did not receive any proceeds from the sale of Common Stock by the Oak Hill Advisory Entities.

In connection with the Secondary Offering, the Oak Hill Advisory Entities entered into a lock-up agreement (the “Lock-Up Agreement”) with the Underwriters pursuant to which, subject to certain exceptions, the Oak Hill Advisory Entities shall not dispose of or hedge any of their shares of Common Stock or securities convertible into or exchangeable for shares of common stock (“Lock-Up Securities”) or make any demand for or exercise any right with respect to the registration of any Lock-Up Securities during the period from January 12, 2023 continuing through March 13, 2023, except with the prior written consent of the representatives of the Underwriters.

On January 18, 2023, the Issuer and the Oak Hill Advisory Entities entered into an amendment (the “Merger RRA Amendment”) to the Merger Registration Rights Agreement to increase the maximum number of Demand Registrations (as defined in the Merger Registration Rights Agreement) available after completion of the Secondary Offering to three, which equals the number of Demand Registrations that were available under the Merger Registration Rights Agreement prior to the Secondary Offering. The foregoing description of the Underwriting Agreement, the Lock-Up Agreement, and the Merger RRA Amendment do not purport to be complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement, the form of Lock-Up Agreement and the Merger RRA Amendment, which are attached as Exhibit 99.1, 99.2, and 99.3 hereto, respectively.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover page to this Schedule 13D/A for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Person. The percentage used in this Schedule 13D/A is calculated based upon 109,052,732 shares of Common Stock, which is the sum of (i) 108,809,808 shares of Common Stock outstanding, as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(7) with the SEC on January 17, 2023 after giving effect to the completion of the offering as described therein, (ii) 198,154 shares of Common Stock that OHA may purchase upon exercise of options, and (iii) the shares of Common Stock underlying the RSUs reported herein.

CUSIP No. N3144W105	SCHEDULE 13D/A	Page 5 of 6 Pages

(b)	See rows (7) through (10) of the cover page to this Schedule 13D/A for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as disclosed in Item 4, no transactions in the Common Stock have been effected by the Reporting Person during the past sixty (60) days.

(d)	No person other than the Reporting Person and the Oak Hill Advisory Entities is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Oak Hill Advisory Entities.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended to add the following:

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

On August 16, 2022, Mr. Arbeter and Mr. Schrager each received a grant of 13,863 RSUs as annual compensation to the non-employee members of the Board. These RSUs will vest on May 1, 2023. Pursuant to the policies of OHA, Mr. Arbeter and Mr. Schrager are deemed to hold the RSUs for the benefit of certain clients of OHA and accordingly hold no voting or investment control over the RSUs.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 99.1	Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 18, 2023 (the “Secondary Offering 8-K”).

Exhibit 99.2	Form of Lock-Up Agreement (incorporated herein by reference to Annex I to Exhibit 1.1 to the Secondary Offering 8-K).

Exhibit 99.3	Merger RRA Amendment (incorporated herein by reference to Exhibit 4.1 to the Secondary Offering 8-K).

CUSIP No. N3144W105	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2023

OAK HILL ADVISORS, L.P.

By:	/s/ Gregory S. Rubin
Name:	Gregory S. Rubin
Title:	Authorized Signatory